

April 4, 2023

Christine McCarthy
Chief Financial Officer
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521

> **Re: The Walt Disney Company**
> **Form 10-K for Fiscal Year Ended October 1, 2022**
> **Filed November 29, 2022**
> **File No. 001-38842**

Dear Christine McCarthy:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended October 1, 2022

Item 7. Management's Discussion and Analysis
Business Segment Results
Disney Media and Entertainment Distribution
Direct-to-Consumer, page 39

1. We note from your disclosure that average monthly revenue per paid subscriber was negatively impacted "by a higher mix of subscribers to multi-product offerings." Similarly, in your Q4 2022 earnings release furnished on Form 8-K, certain Direct-to-Consumer platforms experienced decreasing quarterly period over period average monthly revenue per subscriber which was attributed to "a higher mix of subscribers to multi-product offerings." We also noted from your Q4 earnings call, bundled and multi-product offerings now account for over 40% of your fiscal year-end domestic Disney+ subscriber count. It appears that customers participating in bundled and multi-product offerings has both an impact on your subscriber growth and revenues, please enhance your disclosures to include the total customers participating in bundled and multi-platform

offerings for the periods presented for both your domestic and international DTC offerings. While your definition of "Paid subscribers" explains that bundled/multi-offering subscribers are counted as paid subscribers for each service listed in the table on page 40, please consider separately quantifying total subscribers for all DTC services in the aggregate and parenthetically highlighting in the introduction to the table that amounts for specifically listed offerings do not aggregate to the number of total DTC subscribers.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services